Exhibit 99.1

Sundial Announces Extension of Alcanna Arrangement Agreement Outside Date

CALGARY, AB, Feb. 25, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") today announced that by mutual agreement with Alcanna Inc. ("Alcanna"), they are extending the outside date for closing the transaction (the "Arrangement") contemplated under the arrangement agreement between Sundial and Alcanna dated October 7, 2021, and amended on January 6, 2022 (the "Arrangement Agreement"), to March 30, 2022 in accordance with terms of the Arrangement Agreement.

Sundial and Alcanna agreed to extend the outside date to complete the required closing matters contemplated by the Arrangement Agreement. The parties expect that the Arrangement will close on or before the March 30, 2022.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail, and Investment Operations.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information

This news release contains forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities legislation, relating to, among other things, the completion and timing of the Arrangement; the ability of the parties to satisfy all of the closing conditions and the anticipated timing for closing of the Arrangement; and the anticipated timing thereof. Forward-looking statements are typically identified by words such as "continue", "anticipate", "will", "should", "plan", "intend", and similar words suggesting future events or future performance. All statements and information other than statements of historical fact contained in this news release are forward-looking statements. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.  The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 16:30e 25-FEB-22